11021870

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section
MAY 27 2011
Washington, DC
110

SEC FILE NUMBER
8- 21035

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2010 (MM/DD/YY) AND ENDING March 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Canaccord Wealth Management (USA) Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

22nd Floor - 609 Granville Street
(No. and Street)

Vancouver	BC	V7Y 1H2
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Don MacFayden 617-788-1518
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

700 West Georgia Street	Vancouver	BC	V7Y 1C7
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Don MacFayden, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Canaccord Wealth Management (USA) Inc., as of March 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

RICHARD BAGGE
Notary Public
Commonwealth of Massachusetts
My Commission Expires
August 24, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC Mail Processing
Section

MAY 27 2011

Washington, DC
110

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Canaccord Wealth Management (USA) Inc.
[formerly Canaccord Financial (USA) Inc.]

We have audited the accompanying statement of financial condition of **Canaccord Wealth Management (USA) Inc.** [formerly Canaccord Financial (USA) Inc.] as of March 31, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of **Canaccord Wealth Management (USA) Inc.** at March 31, 2011 in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Vancouver, Canada,
May 20, 2011.

Chartered Accountants

Canaccord Wealth Management (USA) Inc.
[formerly Canaccord Financial (USA) Inc.]

STATEMENT OF FINANCIAL CONDITION

[Expressed in U.S. dollars]

As at March 31

	2011
	$
ASSETS	
Current	
Cash	6,743,476
Deposit with clearing broker *[note 4]*	63,665
Income taxes recoverable	12,648
Prepaid expenses	38,205
Total current assets	6,857,994
Due from affiliated company *[note 5]*	8,129,974
Note receivable from ultimate parent *[note 5]*	483,192
	15,471,160
LIABILITIES AND STOCKHOLDER'S EQUITY	
Current	
Accounts payable	116,320
Accrued expenses	27,032
Due to affiliated company *[note 5]*	167,721
Total current liabilities	311,073
Contingencies and commitments *[note 6]*	
Stockholder's equity	
Capital stock	
Authorized	
1,250 Class A common shares, without par value	
Issued and outstanding	
702 Class A common shares	175,500
Additional paid-in capital	617,846
Retained earnings	14,366,741
Total stockholder's equity	15,160,087
	15,471,160

See accompanying notes

NOTES TO STATEMENT OF FINANCIAL CONDITION

[Expressed in U.S. dollars]

March 31, 2011

1. INCORPORATION AND CORPORATE ACTIVITIES

Canaccord Wealth Management (USA) Inc. [the "Company"] is an introducing broker/dealer registered with the Securities and Exchange Commission ["SEC"] and is a member of the Financial Industry Regulatory Authority ["FINRA"] and the Securities Investor Protection Corporation. The Company's primary source of revenue is commission income relating to securities trade execution for U.S. resident clients. The Company clears all transactions with and for clients through Southwest Securities Inc., and Canaccord Genuity Corp. ["CGC"], an affiliated company. Accordingly, the Company does not handle nor hold any client monies and securities or perform custodial functions relating to client accounts.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The significant accounting policies are as follows:

Securities transactions and commissions

Customers' securities transactions are recorded on a settlement-date basis, with related commission income and expenses recorded on a trade-date basis.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes

The Company is included in the consolidated federal income tax return filed by Canaccord Adams Financial Group Inc. The Company's effective federal and state income tax rate of 36.75% is based on calculations pursuant to the tax sharing arrangement amongst the U.S. consolidated group members, and is payable via the intercompany accounts through periodic cash settlements. The federal income taxes are calculated as if the Company filed a separate federal income tax return. The tax sharing arrangement among the companies within the consolidated group provides that profitable entities such as the Company pay through the intercompany accounts the Company's separate federal income tax liability, to other members of the consolidated group. The Company joins in the filing of combined state returns with other members of the consolidated

group. Although the Company on a separate entity basis would not owe state tax liability, the tax sharing arrangement provides that incremental taxes caused by the Company's participation in the combined state return shall be owed by the Company.

The amount of current taxes payable is recognized as of the date of the financial statements, utilizing currently enacted tax rates and laws.

The Company has adopted Statement of Financial Accounting Standards Codification CASCI 740-10, *Accounting for Income Taxes*, which requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns using the liability method. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using substantively enacted tax rates and laws in effect in the year in which the differences are expected to reverse.

As a result of the implementation of Financial Accounting Standards Board ["FASB"] Accounting Standards Codification ["ASC"] 740-10-50, *Accounting for Uncertainty in Income Taxes*, the Company did not recognize a liability for unrecognized tax benefits.

Translation of foreign currencies

The functional currency of the Company is the U.S. dollar. Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the exchange rate in effect at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at historical rates. Revenue and expenses are translated at the average exchange rate prevailing during the period. Foreign currency transaction gains and losses are included in income in the period in which they occur.

Fair value measurements

FASB ASC 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

[Expressed in U.S. dollars]

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices [unadjusted] in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs [other than quoted prices included within Level 1] that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.

As at March 31, 2011, the valuation of the Company's financial assets and liabilities meets the definition of Level 1 inputs.

3. FINANCIAL INSTRUMENTS

The Company's financial instruments include cash, deposit with clearing broker, note receivable from ultimate parent, due from/to affiliated companies, accounts payable and accrued expenses. The fair value of these financial instruments is not determinable. It is management's opinion that the Company is not exposed to significant interest rate, currency or credit default risks arising from these financial instruments. There is a concentration of credit risk as an amount due from an affiliated company represents 53% of assets as at March 31, 2011 *[note 5]*.

4. DEPOSIT WITH CLEARING BROKER

Under the terms of the fully disclosed clearing agreement with Southwest Securities Inc., the Company is required to maintain a clearing deposit. The clearing deposit was $63,665 at March 31, 2011.

5. RELATED PARTY TRANSACTIONS

The Company has a clearing arrangement with CGC [broker subsidiary of ultimate parent], which is a member of the Investment Industry Regulatory Organization of Canada.

The Company incurred $183,676 in administrative costs and $34,098 in clearing fees during the year ended March 31, 2011 for services provided by CGC. Amounts payable related to these arrangements are non-interest bearing, due on demand and are included in due to affiliated company.

[Expressed in U.S. dollars]

Included in due from affiliated company are amounts owing from Canaccord Adams (Delaware) Inc. ["CADI"], for long-term advances less amounts due to it from the use of its tax losses in the current year:

	$
Promissory note and loan principal value	9,700,000
Accrued interest	1,509,041
Tax loss repayments	(3,079,067)
Total due from CADI	8,129,974

Included in due from affiliated company are amounts owing from CADI in the form of promissory notes with no stated terms of repayment. The balance as of March 31, 2011 is $5,000,000.

The Company executed a loan agreement with CADI, on February 13, 2006. The balance as of March 31, 2011 is $4,700,000.

The Company applied $748,214 in amounts owing to CADI as a reimbursement for tax losses utilized as a result of filing a consolidated tax return as a reduction of the above amounts receivable in 2010.

The Company executed a loan agreement with its ultimate parent on September 27, 2001. The balance of the note receivable as of March 31, 2011 is $483,192. The loan earns interest at the U.S. prime rate less 2.5%, calculated monthly. The loan is unsecured and is due on demand. Interest revenue of $2,880 on this loan is included in the statement of income and has been capitalized to the note receivable.

6. CONTINGENCIES AND COMMITMENTS

The Company applies the provisions of ASC 460, *Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others*, which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify Southwest Securities, Inc., the clearing broker, for losses that it may sustain from the customer accounts introduced by the Company. At March 31, 2011, the total amount of customer balances maintained by its clearing broker subject to such indemnification was nil. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions. The Company has not accrued for contingencies as at year end.

NOTES TO STATEMENT OF FINANCIAL CONDITION

[Expressed in U.S. dollars]

March 31, 2011

7. REGULATORY NET CAPITAL REQUIREMENT

As a registered introducing broker-dealer, the Company is subject to the net capital rule of the SEC [Rule 15c3-1]. Rule 15c3-1 requires that the Company maintain a regulatory net capital equal to the greater of 6 2/3% of aggregate indebtedness as defined or $50,000. At March 31, 2011, the Company had net capital of $6,496,068, which was $6,446,068 in excess of the required net capital of $50,000.

Statement of Financial Condition
[Expressed in U.S. dollars]

Canaccord Wealth Management (USA) Inc.

[formerly Canaccord Financial (USA) Inc.]
March 31, 2011

ERNST & YOUNG